SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
August 8, 2005
AngloGold Ashanti Limited

(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:
Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
No:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
ANGLOGOLD ASHANTI MAKES WAGE OFFER TO ITS SOUTH
AFRICAN EMPLOYEES

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6261 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
AGA53.05
8 August 2005
ANGLOGOLD ASHANTI MAKES WAGE OFFER TO ITS SOUTH AFRICAN EMPLOYEES
AngloGold Ashanti has announced that it has made a wage offer to its employees as follows:
·  An increase of 6.5% for employees in categories 3 and 4;
·  A 6% increase for employees in categories from 5 to 8; and
·  An increase of 5.25% for miners, artisans and officials.
In addition to the wage offer, the company has also offered to raise, incrementally, the current living out/accommodation allowance to R1 000 by the end of 2006.
AngloGold Ashanti has been in discussions with the National Union of Mineworkers (NUM) and other unions and associations over the weekend and today.

CEO Bobby Godsell commented: “We are prepared to work hard to reach a settlement but this settlement must be responsible in relation to current levels of inflation and costs.”
ends
Queries
South
Africa
Tel:
Mobile:
E-mail:
Alan Fine
+27 (0) 11 637 6383
+27 (0) 83 250 0757
afine@AngloGoldAshanti.com
Shelagh Blackman
+27 (0) 11 637 6379
+27 (0) 83 308 2471
skblackman@AngloGoldAshanti.com
Disclaimer
Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company’s business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company’s annual report on the Form 20-F for the year ended 31 December 2004 which is filed with the Securities and Exchange Commission on 14 July 2005.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: August 8, 2005
By: /s/ C R BULL

Name: C R Bull
Title:    Company Secretary